Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161945

PROSPECTUS

5,000,000 SHARES OF COMMON STOCK OFFERED BY THE SELLING STOCKHOLDER

We previously issued the Tranche A Zero Coupon Guaranteed Senior Unsecured Convertible Notes in the aggregate principal amount of $50.0 million, which we refer to as the “Convertible Notes,” in a private placement completed on September 2, 2009. This prospectus may be used by the selling stockholder named herein or its respective transferees or its successors, to resell, from time to time, any shares of our common stock, par value $0.0001 per share, issuable upon conversion of the Convertible Notes at an initial conversion rate of one share per $10.00 principal amount of Convertible Notes. We do not know if any of these shares of common stock will ultimately be issued or whether any of them will be sold pursuant to this prospectus or otherwise. We will not receive any proceeds from the sale of any shares of our common stock offered by this prospectus.

The shares of our common stock may be offered through public or private transactions at market prices prevailing at the time of sale, at a fixed price or fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices. In addition, shares of our common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. The timing and amount of any sale are within the sole discretion of the selling stockholder, subject to certain restrictions. See “Plan of Distribution.” Our common stock is listed on the New York Stock Exchange and Nasdaq Dubai under the symbol “CSR.” On September 14, 2009, the closing sale price of our common stock as reported on the New York Stock Exchange was $7.26.

Pursuant to a notes purchase agreement, we agreed to file the shelf registration statement of which this prospectus is a part, to cover the resale of shares of our common stock issuable upon conversion of the Convertible Notes.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 to read about risk factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated September 25, 2009

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
USE OF TERMS	1
OUR COMPANY	2
FORWARD-LOOKING STATEMENTS	3
THE OFFERING	4
RISK FACTORS	4
WHERE YOU CAN FIND ADDITIONAL INFORMATION	5
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	6
USE OF PROCEEDS	7
DIVIDEND POLICY	7
SELLING STOCKHOLDER	7
PLAN OF DISTRIBUTION	8
LEGAL MATTERS	10
EXPERTS	10

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in or incorporated by reference into this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.

ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement, free writing prospectus or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholder may, from time to time, offer shares of our common stock issued upon conversion of the Convertible Notes owned by it. Each time the selling stockholder offers shares of common stock under this prospectus, it is required to provide to potential purchasers a copy of this prospectus and, if applicable, a copy of a prospectus supplement or free writing prospectus. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find Additional Information” for more information.

USE OF TERMS

Except as otherwise indicated by the context, references in this prospectus to “CSR,” “we,” “us,” “our,” “our Company,” or “the Company” are to China Security & Surveillance Technology, Inc., a Delaware corporation and its consolidated subsidiaries. The terms “CSR,” “we,” “us,” “our,” “our Company,” or “the Company” in each case do not include the selling stockholder.

OUR COMPANY

China Security & Surveillance Technology, Inc. is a Delaware holding company whose China-based operating subsidiaries are primarily engaged in manufacturing, distributing, installing and servicing surveillance and safety products and systems and developing surveillance and safety related software in China. Our customers are mainly comprised of (i) commercial entities (including airports, hotels, real estate, banks, mines, railways, supermarkets and entertainment venues) and (ii) governmental entities (including customs agencies, courts, public security bureaus and prisons).

We generate revenues from three primary operating segments: our systems installation business, our surveillance and safety products manufacturing business and our distribution business. Because a majority of our revenues are derived from system installations, a substantial portion of our revenues are generally non-recurring. Our revenues are not concentrated within any one customer or group of related customers.

Our sales network covers most of China’s populated areas and we do not rely on any particular region for our business. Our subsidiaries collectively have over 150 branch offices and distribution points.

We were incorporated in the British Virgin Islands on April 8, 2002 under the name “Apex Wealth Enterprises Limited” as a corporation under the International Business Companies Ordinance of 1984. In November 2006, we changed our domicile from the British Virgin Islands to Delaware by merging the British Virgin Islands corporation into a newly incorporated Delaware corporation named China Security & Surveillance Technology, Inc. Prior to our reverse acquisition of China Safetech Holdings Limited in September 2005, we were a development stage enterprise and had not yet generated any revenues. From and after the reverse acquisition, our business became the business of our indirect, wholly owned subsidiaries in the People’s Republic of China (“PRC”).

Our corporate headquarters are located at 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian District, Shenzhen, China, 518034. Our telephone number is (86) 755-8351-0888. We maintain a website at www.csst.com that contains information about our Company, but that information is not a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are management’s beliefs and assumptions. In addition, other written or oral statements that constitute forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate and statements may be made by or on our behalf. Words such as “should,” “could,” “may,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. There are a number of important factors that could cause our actual results to differ materially from those indicated by such forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” and may update our descriptions of such risks, uncertainties and assumptions in any prospectus supplement. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Reference is made in particular to forward-looking statements regarding growth strategies, financial results, product development, competitive strengths, intellectual property rights, litigation, mergers and acquisitions, market acceptance or continued acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations and sales efforts. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

THE OFFERING

Common stock offered by the selling stockholder	5,000,000 shares

Use of proceeds	All of the proceeds from the sale of common stock covered by this prospectus will be received by the selling stockholder. We will not receive any proceeds from the sale of shares of common stock covered by this prospectus. See “Use of Proceeds.”

New York Stock Exchange and Nasdaq Dubai Symbol	Our common stock is quoted on the New York Stock Exchange and Nasdaq Dubai under the symbol “CSR.”

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the important factors set forth below and in the documents incorporated by reference in this prospectus, including the risk factors incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2008 before investing in our common stock. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the price of our common stock and the value of your investment in us.

Covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions.

On September 2, 2009, we issued the Tranche A Zero Coupon Guaranteed Senior Unsecured Convertible Notes in an aggregate principal amount of $50.0 million and Tranche B Zero Coupon Guaranteed Senior Unsecured Notes in an aggregate principal amount of $84.0 million and entered into indentures and a second amended and restated investor rights agreement, relating to the purchase and sale of the Notes. These notes are referred to in this prospectus together as the “Notes.”

The two indentures governing the Notes contain various covenants that may limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate or transfer substantially all of our assets, issue stock of subsidiaries, incur additional debt and create liens on our assets to secure debt. In addition, if there is default, and we do not maintain certain financial covenants or we do not maintain borrowing availability in excess of certain pre-determined levels, we may be unable to incur additional indebtedness, make restricted payments (including paying cash dividends on our capital stock) or redeem or repurchase our capital stock.

The indentures governing the Notes require us to maintain certain financial ratios and limit our ability to make capital expenditures. These covenants and ratios could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations. Any future debt could also contain financial and other covenants more restrictive than those imposed under the indenture governing the Notes.

The Notes and their corresponding debt could have significant consequences to investors. For example, they could:

  limit our ability to obtain additional financing for working capital, capital expenditures, and other general corporate requirements;
  increase our vulnerability to general adverse economic and industry conditions;
  require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;
  restrict us from making strategic acquisitions or pursuing business opportunities;
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
  limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds; and
  place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

Under the indenture governing the Notes, the Company is obligated to repay the principal amount of the Notes in six consecutive semi-annual installments, starting March 2, 2010. Our ability to make scheduled payments or refinance our obligations depends on our successful financial and operating performance, cash flows, and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business, and other factors, many of which are beyond our control. If our cash flows and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital, restructure our debt, or declare bankruptcy. In the event that we are required to dispose of material assets or operations to meet our debt service and other obligations, the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, we may be forced to sell at an unfavorable price.

The number of shares being registered for sale is significant in relation to our trading volume.

All of the shares registered for sale on behalf of the selling stockholder are “restricted securities” as that term is defined in Rule 144 under the Securities Act. We have filed this registration statement to register these restricted shares for sale into the public market by the selling stockholder. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price during the period the registration statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the selling stockholder pursuant to this prospectus will remain as “restricted shares” in the hands of the holders, except for those held by non-affiliates for a period of six months, calculated pursuant to Rule 144.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information regarding our company and the securities offered by this prospectus, we refer you to the registration statement, including the exhibits thereto. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain of the information we file with the SEC. This means we can disclose important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and will modify and supersede the information included in this prospectus to the extent that the information included as incorporated by reference modifies or supersedes the existing information. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, that are made after the initial filing date of the registration statement of which this prospectus is a part and before the termination of any offering of securities offered by this prospectus.

  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed March 5, 2009;
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed on April 30, 2009;
  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, filed on July 28, 2009;
  Our definitive proxy statement related to our 2009 annual meeting of stockholders held on June 18, 2009, filed April 30, 2009;
  Our Current Reports on Form 8-K filed on August 21, 2009, August 27, 2009, and September 3, 2009; and
  The description of our common stock, $0.0001 par value per share, contained in our Registration Statement on Form 8-A filed on October 26, 2007 pursuant to Section 12(b) of the Exchange Act.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus and any or all of the information that has been incorporated by reference in this prospectus at no cost by writing or calling us at our mailing address and telephone number: Samuel Lo, China Security & Surveillance Technology, Inc., 13/F, Shenzhen Special Zone Press Tower Shennan Road, Futian District, Shenzhen, China 518034, telephone: (86) 755-8351-0888. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

You may read and copy all materials that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, all reports and documents that we have filed with the SEC can be obtained from the SEC’s Internet Site at http://www.sec.gov, or by visiting the “Investor Relations” section of our website at www.csst.com .

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being sold by the selling stockholder. We will not receive any proceeds from the sale of shares sold in this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends. Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

SELLING STOCKHOLDER

The selling stockholder, or its transferees, donees or successors, may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus, as provided in this prospectus under the section entitled “Plan of Distribution” and in any applicable prospectus supplement. However, we do not know when or in what amount the selling stockholder may offer its shares for sale under this prospectus, if any.

The table below, which was prepared based on information filed publicly or supplied to us by the selling stockholder, sets forth the information regarding the beneficial ownership of outstanding shares of our common stock by the selling stockholder and the shares that it may sell or otherwise dispose of from time to time under this prospectus. Information concerning the selling stockholder may change from time to time, and any changed information will be presented in a prospectus supplement as necessary. Please carefully read the footnotes located below the table in conjunction with the information presented in the table.

The number of shares disclosed in the table below as “beneficially owned” are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 15, 2009 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.

The percentage of beneficial ownership is based on 58,502,581 shares of common stock outstanding on September 15, 2009. Unless otherwise indicated and subject to community property laws where applicable, the selling stockholder named in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by it.

Percentage
		Shares of		of Common
	Beneficial	Common	Beneficial	Stock
	Ownership	Stock	Ownership	Owned
	Before the	Included in	After the	After
Name and Address	Offering	Prospectus	Offering (1)	Offering (1)
Citadel Equity Fund Ltd. (2)	7,902,758	5,000,000	2,902,758	4.96%

(1)	Assuming that all securities offered are sold.
(2)

Including 5,000,000 shares of common stock issuable upon conversion of the Convertible Notes. Citadel Investment Group, L.L.C. (“CIG”), provides general administrative and investment-related services to its affiliated entities. Kenneth Griffin, a natural person, is the President and Chief Executive Officer of CIG. Citadel Advisors LLC is the portfolio manager of Citadel Equity Fund Ltd. and in such capacities, makes all investment decisions for such entity.

PLAN OF DISTRIBUTION

The selling stockholder, may, from time to time, sell, transfer or otherwise dispose of any or all of its shares of our common stock or interests in shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholder may use any one or more of the following methods when disposing of shares or interests therein:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
  broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
  any other method permitted pursuant to applicable law; and
  a combination of any of the foregoing methods of sale.

The selling stockholder may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the shares of our common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholder from the sale of shares of our common stock offered by it will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholder and any underwriters, broker-dealers or agents that participate in the sale of our common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling stockholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between the selling stockholder and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholder” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the shares of our common stock to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares of our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the selling stockholder to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Washington, D.C.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 incorporated by reference in this prospectus have been audited by GHP Horwath, P.C., an independent registered public accounting firm, and are incorporated in reliance upon their report dated March 5, 2009, given upon such firm’s authority as experts in auditing and accounting.